                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                       BANKUNITED FINANCIAL CORPORATION
                       --------------------------------
                               (Name of Issuer)


                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                  06652B-10-3
                                  -----------
                                (Cusip Number)


                               December 31, 2001
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]  Rule 13d-1(b)

   [X]  Rule 13d-1(c)

   [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------------                           ------------------------
  CUSIP No. 06652B-10-3               13G                Page 2
           ------------
---------------------------                           ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PHILLIP FROST, M.D.

------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
      (a) [x]
      (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
NUMBER OF       5    SOLE VOTING POWER
SHARES                    0
BENEFI-            -----------------------------------------------------------
CIALLY          6    SHARED VOTING POWER
OWNED BY                  815,995
EACH               -----------------------------------------------------------
REPORTING       7    SOLE DISPOSITIVE POWER
PERSON                    0
WITH               -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
                          815,995
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      815,995
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [x]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

---------------------------                           ------------------------
  CUSIP No. 06652B-10-3               13G                Page 3
           ------------
---------------------------                           ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FROST-NEVADA, LIMITED PARTNERSHIP

      IRS I.D. #59-2749083
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group       (a) [x]
      (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEVADA
------------------------------------------------------------------------------
NUMBER OF       5    SOLE VOTING POWER
SHARES                    0
BENEFI-            -----------------------------------------------------------
CIALLY          6    SHARED VOTING POWER
OWNED BY                  815,995
EACH               -----------------------------------------------------------
REPORTING       7    SOLE DISPOSITIVE POWER
PERSON                    0
WITH               -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
                          815,995
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      815,995
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [x]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

---------------------------                           ------------------------
  CUSIP No. 06652B-10-3               13G                Page 4
           ------------
---------------------------                           ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FROST-NEVADA CORPORATION

      IRS I.D. #59-2749057

------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group      (a) [x]
      (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      NEVADA
------------------------------------------------------------------------------
NUMBER OF       5    SOLE VOTING POWER
SHARES                    0
BENEFI-            -----------------------------------------------------------
CIALLY          6    SHARED VOTING POWER
OWNED BY                  815,995
EACH               -----------------------------------------------------------
REPORTING       7    SOLE DISPOSITIVE POWER
PERSON                    0
WITH               -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
                          815,995
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      815,995
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [x]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

Item 1.

     (a)       Name of Issuer:
               --------------

          BankUnited Financial Corporation

     (b)       Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

       255 Alhambra Circle
       Coral Gables, FL 33134

Item 2.

     (a)  Name of Persons Filing:
          ----------------------

       Phillip Frost, M.D. ("Frost")
       Frost Nevada Limited Partnership ("FNLP")
       Frost Nevada Corporation ("FNC")

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

       The address of the principal office of Frost is:

       4400 Biscayne Boulevard
       Miami, Florida 33137

       The address of the principal office of FNLP is:

       3500 Lakeside Court, Suite 200
       Reno, Nevada 89509

       The address of the principal office of FNC is:

       3500 Lakeside Court, Suite 200
       Reno, Nevada 89509

     (c) Citizenship:
         -----------

       Frost is a United States citizen
       FNLP is a limited partnership organized in the state of Nevada FNC is a Nevada corporation

     (d)       Title of Class of Securities:
               ----------------------------

       Class A Common Stock, $.01 par value (the "Shares")

     (e)       CUSIP Number:
               -------------

       06652B-10-3

Item 3. If this statement is filed pursuant to ..240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
              ------------------------------

     (a) [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with .240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with

              .240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with

              .240.13d-1(b)(1)(ii)(G);

     (h) [_]  A savings association as defined in Section 3(b) of the Federal
Deposit Insurance                Act (12 U.S.C. 1813);

     (i) [_]  A church plan that is excluded from the definition of an
investment company     under section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with .240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership:
         ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owed: 815,995*

     (b) Percent of class: 3.3%**

     (c) Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: 0

        (ii)  Shared power to vote or to direct vote: 815,995*

        (iii)   Sole power to dispose or to direct the disposition of: 0

        (iv) Shared power to dispose or to direct the disposition of: 815,995*
____________________________
* Except as described below, these Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of FNLP and the sole shareholder of FNC, the general partner of FNLP, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, FNLP and FNC. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, FNLP and FNC will be deemed to be the beneficial owner of Shares held by any of them. Also includes 9,671 Shares owned by Dr. Frost's wife of which the Reporting Persons disclaim beneficial ownership.

** Based on 24,737,801 Shares outstanding as of February 12, 2002, as orally confirmed by the Issuer to the Reporting Persons on February 13, 2002.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security                   Being Reported on By the Parent Holding Company:
                           -----------------------------------------------

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

     Not Applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

     Not Applicable.

Item 10.  Certification:
          -------------

     By signing below the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   /s/Phillip Frost, M.D.
                                   ----------------------
Date: February 14, 2002            Phillip Frost, M.D.


                                   FROST-NEVADA, LIMITED PARTNERSHIP


                                   /s/Phillip Frost, M.D.
                                   ----------------------
Date: February 14, 2002            Phillip Frost, M.D.
                                   President of Frost-Nevada
                                   Corporation, General Partner


                                   FROST-NEVADA CORPORATION


                                   /s/Phillip Frost, M.D.
                                   ----------------------
Date: February 14, 2002            Phillip Frost, M.D.
                                   President

                                 EXHIBIT INDEX

Exhibit   Description
-------   -----------

1         Joint Filing Agreement.